Exhibit 99.2

HEADHUNTER GROUP PLC Godovikova str. 9, bldg. 10, 129085, Moscow Russia Tel: +7 495 974 64 27 Email: office@headhunter-group.com

NOTICE FOR THE CONVOCATION

OF AN ANNUAL GENERAL MEETING OF

HEADHUNTER GROUP PLC

Distributed electronically to:

The Shareholders:

Highworld Investments Limited

ELQ Investors VIII Limited

Broomfield International Limited

JPMorgan Chase Bank N.V.

Intertrea Nominees Limited

Fidutrust Management Limited

Incustody Services Limited

Interdilea Nominees Limited

Confiserve Nominees Limited

The Auditors:

JSC KEPT

Papakyriakou & Partners Limited

November 16, 2022

THIS NOTICE IS GIVEN in accordance with Regulation 48 of the Articles of Association of the Company (the Articles) to inform that HEADHUNTER GROUP PLC (the Company) will convene and hold its 2022 Annual General Meeting (the Meeting) on December 8, 2022, at 10:00 a.m. (Moscow time) at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

1.	APPROVAL OF THE COMPANY’S AUDITED CONSOLIDATED AND STANDALONE FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT THEREIN FOR THE YEAR ENDED DECEMBER 31, 2021

On the recommendation of the Audit Committee, the Board of Directors (the Board) has considered, approved and recommends to the Meeting to consider and adopt: (i) consolidated financial statements of the Company for the year ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and audited in accordance with the standards of PCAOB, together with the Independent Auditor’s Report thereon, (ii) consolidated financial statements of the Company for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Law and audited in accordance with International Standards on Auditing (the ISA), including the management report therein, and together with the Independent Auditor’s Report thereon, and (iii) standalone financial statements of the Company for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Law and audited in accordance with the ISA, including the management report therein, and together with the Independent Auditor’s Report thereon, and to authorize any Director of the Company and the Secretary of the Company to proceed with the filing of respective annual returns for the year 2021 with the Department of Registrar of Companies and Official Receiver, if required

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To adopt the (i) consolidated financial statements of the Company for the year ended December 31, 2021, prepared in accordance with IFRS as issued by the IASB and audited in accordance with the standards of PCAOB, together with the Auditors report thereon, (ii) consolidated financial statements of the Company for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Law and audited in accordance with ISA, including the management report therein, and together with the Auditors report thereon, and (iii) standalone financial statements of the Company for the year ended December 31, 2021, prepared in accordance with IFRS as adopted by the European Union and the requirements of the Law and audited in accordance with the ISA, including the management report therein, and together with the Auditors report thereon, and to authorize any Director of the Company and the Secretary of the Company to proceed with the filing of respective annual returns for the year 2021 with the Department of Registrar of Companies and Official Receiver, if required.

2.	APPOINTMENT OF THE COMPANY’S AUDITORS

On the recommendation of the Audit Committee, the Board recommends to the Meeting to appoint JSC KEPT, an independent registered public accounting firm in Russia, and to re-appoint Papakyriacou & Partners Ltd, an independent registered public accounting firm in Cyprus, as the Company’s auditors in accordance with the provisions of Section 153 of the Law to hold office from the conclusion of this Meeting until the conclusion of the next annual general meeting, when they shall be eligible for re-appointment, and to authorise the Board to fix the auditors’ remuneration at its own discretion.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To approve the appointment of JSC KEPT, an independent registered public accounting firm in Russia, and the re-appointment of Papakyriacou & Partners Ltd, an independent registered public accounting firm in Cyprus, as the Auditors in accordance with the provisions of Section 153 of the Law to hold office from the conclusion of this Meeting until the conclusion of the next annual general meeting, when they shall be eligible for re-appointment, and to authorise the Board to fix the auditors‘ remuneration at its own discretion.

3.	ELECTION OF DIRECTORS

According to Regulation 90 of the Articles, any Directors appointed by the Board shall hold office until the next following annual general meeting and shall then be eligible for re-election. The authority of Mr. Douglas W. Gardner, who was nominated by Highworld Investments Limited according to Regulation 75A(A) of the Articles and appointed by the Board on March 7, 2022, has terminated on the date of the Meeting and he shall then be eligible for re-election solely by Highworld Investments Limited according to Regulations 75A(A) and 75C of the Articles as a non-executive Director of the Company.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED TO BE VOTED BY HIGHWORLD INVESTMENTS LIMITED:

To re-elect Douglas W. Gardner as a non-executive Director of the Company

4.	APPROVAL OF DIRECTORS REMUNERATION

On the recommendation of the Compensation Committee, the Board recommends to the Meeting to approve the remuneration of the Directors consisting of (i) an annual fee of US$50,000 (fifty thousand US dollars) for participation in the Board meetings; (ii) an additional annual fee of US$20,000 (twenty thousand US dollars) for chairing meetings of the Board or the Board committee(s) and US$15,000 (fifteen thousand US dollars) for serving as the Board committee(s) member that such Director may be appointed to, and (iii) an annual grant, at no cost to the Director, of such number of shares in the Company as is equal to a market value of US$50,000 (thirty thousand US dollars), based on the closing price of such shares as at the end of the trading day on Nasdaq Global Select Market or, if trading in the Company’s securities on Nasdaq Global Select Market is halted or terminated and the Company’s securities are listed on more than one stock exchange, the highest closing price of such shares as at the end of the trading day immediately preceding the date of the annual grant, which shall be issued and transferred to the Director upon the expiration of a 3 (three) year lock-up period following the date of the relevant grant, and to authorize the Board to determine at its own discretion that the equity awards granted to any current or retired Director can be paid in cash at such time, price and manner as the Board may reasonably determine.

THE FOLLOWING ORDINARY RESOLUTION IS PROPOSED:

To approve the remuneration of the Directors consisting of (i) an annual fee of US$50,000 (fifty thousand US dollars) for participation in the Board meetings; (ii) an additional annual fee of US$20,000 (twenty thousand US dollars) for chairing meetings of the Board or the Board committee(s) and US$15,000 (fifteen thousand US dollars) for serving as the Board committee(s) member that such Director may be appointed to, and (iii) an annual grant, at no cost to the Director, of such number of shares in the Company as is equal to a market value of US$50,000 (fifty thousand US dollars), based on the closing price of such shares as at the end of the trading day on Nasdaq Global Select Market or, if trading in the Company’s securities on Nasdaq Global Select Market is halted or terminated and the Company’s securities are listed on more than one stock exchange, the highest closing price of such shares as at the end of the trading day immediately preceding the date of the annual grant, which shall be issued and transferred to the Director upon the expiration of a 3 (three) year lock-up period following the date of the relevant grant, and to authorize the Board to determine at its own discretion that the equity awards granted to any current or retired Director can be paid in cash at such time, price and manner as the Board may reasonably determine.

RECORD DATE:

Only the holders of ordinary shares of the Company whose name is registered in the Register of Members of the Company on the end of business as of November 18, 2022, are entitled to attend and vote at the Meeting either personally or by proxy, and such proxy need not be a shareholder of the Company.

For determination of holders of the ADSs who shall be entitled to receive this notice of the Meeting along with any supporting materials and give instructions for the exercise of any voting rights, the record date is set as November 18, 2022.

PROXY:

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer and shall be made in the form as attached hereto or a form as near thereto as circumstances admit.

Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia, and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to office@headhunter-group.com, OR

(b)	by facsimile, to +7 495 788 68 70,

According to Regulation 68 of the Articles, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at any time before the time for holding the Meeting. Proxies submitted thereafter will not be considered.

VOTING:

According to Regulation 61 of the Articles, if any resolution put to the vote of the Meeting shall be decided on a show of hands, every shareholder present in person or by proxy shall have one (1) vote, and on a poll, every shareholder shall have one (1) vote for each share of which he is the holder.

The ADSs holders, who are entitled to receive notice of the Meeting and vote thereon, shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated May 8, 2019, of which a copy is available for no charge at:

https://www.sec.gov/Archives/edgar/data/1721181/000119312519119520/d734362dex41.htm

MATERIALS:

Copies of materials related to the Meeting, including this notice of the Meeting, forms of instruments appointing proxy, and copies of audited financial statements for 2021 are available for no charge as follows:

•	in electronic form on the Company’s website: https://investor.hh.ru/governance/annual-general-meetings;

•	in hard copy at the Company’s headquarters: bldg. 10, Godovikova str. 9, 129085, Moscow, Russia;

•	copies of the financial statements will be provided by the Company or the Depository upon request.

To be distributed electronically.

Yours faithfully,

…………………….

BY THE ORDER OF THE BOARD

Christina Tyllirou

on behalf of

TOP SECRETARIAL LIMITED

SECRETARY OF HEADHUNTER GROUP PLC

FORM OF INSTRUMENT APPOINTING A PROXY TO EXERCISE DISCRETION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), hereby appoint (Insert Full Name of Proxy) _________________________________________ (passport No._____________, residing at ______________________________________) (the Proxy), as my/our proxy to vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the at the Annual General Meeting of the Company, to be held on December 8, 2022, and at any adjournment thereof, at his/her own discretion as the Proxy may deem appropriate and to request voting on a poll if the Proxy deems it appropriate.

Signed this ____ day of ______________, 2022.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the corporate seal, if any)

FORM OF INSTRUMENT APPOINTING A PROXY TO VOTE BY INSTRUCTION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), holding (Insert Number of Shares Held by the Shareholder) of shares in the Company, hereby appoint (Insert Full Name of Proxy) _________________________________________ (passport No._____________, residing at ______________________________________) (the Proxy), as my/our proxy to attend and vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the Annual General Meeting of the Company to be held on December 8, 2022, and at any adjournment thereof (the Meeting) in accordance with instructions as set out below:

№	ITEM OF AGENDA	FOR	AGAINST	ABSTAIN
1.	Approval of the Company’s Audited Consolidated and Standalone Financial Statements including the Management Report therein for the year ended December 31, 2021.
2.	Appointment of the Company’s Auditors.
3.	Election of Directors*
4.	Approval of Directors Remuneration.

*According to Regulations 75A(A) and 75C of the Articles of Association of the Company, only Highworld Investments Limited shall have the right to vote on this item of agenda.

By this instrument the Proxy is empowered and authorized to choose the chairman of the Meeting pursuant to Regulation 55 of the Articles and request a poll pursuant to Regulation 57 of the Articles, if the Proxy thinks fit.

Signed this ____ day of ______________, 2022.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the corporate seal, if any)